January 6, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	SRI/Surgical Express, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarter Ended June 30, 2010

Form 10-Q for the Quarter Ended September 30, 2010

File No. 001-33858

Dear Mr. Spirgel:

This letter is in reference to your letter dated December 27, 2010 containing comments of the staff of the Division of Corporation Finance on the filings of SRI/Surgical Express, Inc. (the “Company”) referenced above. Pursuant to my telephone call on December 28 with Sharon Virga of your office, the Company requires additional time to respond fully to the comments and has therefore requested an extension of time to respond. I am confirming that, in accordance with my discussion with Ms. Virga, the Company anticipates responding to the comments contained in the December 27 letter on or before January 25, 2011.

If you have any questions, please call me at (813) 891-9550.

Sincerely,

/s/ Mark R. Faris
Mark R. Faris
Vice President and Chief Financial Officer

12425 Race Track Road  Tampa, FL 33626  Tel 813.891.9550  Fax 813.925.8388  www.srisurgical.com